City of Buenos Aires, July 17th, 2026

BOLSAS Y MERCADOS ARGENTINOS S.A.

COMISIÓN NACIONAL DE VALORES

Ref.: Relevant event. FID Fertilizers Project – Granting of Guarantee for EPC Contract.

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Dear Sirs,

I am writing to you in my capacity as Head of Market Relations at Pampa Energía S.A. (the “Company”) in order to report the following:

(1) The Company, through its wholly-owned subsidiary Fértil Pampa S.A.U. (“Fértil Pampa”), in which it holds 100% of the capital stock, has been evaluating the development of a single project for the construction, operation and management of a production complex with a capacity of 6,000 tons per day of granulated urea (or 2,100,000 tons per year), which will produce urea and ammonia, and will require an investment of approximately US$2.7 billion (the “Project”);

(2) On April 21, 2026 and June 10, 2026, Fértil Pampa filed applications for the adherence of the Project to the Incentive Regime for Large Investments (“RIGI”) and to the Strategic Investments Regime of the Province of Buenos Aires (“REPIE”), respectively, the approvals of which are essential for the Project and, in the case of RIGI, its lack of approval entitles the Company to exercise certain rights under the EPC Contract.

(3) After conducting a comprehensive analysis of the Project, the Board of Directors of the Company, at a meeting held on the date hereof, resolved to approve the final investment decision of the Project (“FID”);

(4) The Project will be built and developed within a period of approximately 41 months, through the execution of an engineering, procurement, construction and commissioning contract (the “EPC Contract”) to be entered into on a lump-sum "turnkey" basis, between Fértil Pampa, as owner, and Tecnimont SPA and SACDE S.A., as contractors (the “Contractors”), who were awarded the construction of the Project pursuant to an open international bidding process, having complied with all the conditions of the tender documents and having submitted the most competitive offer from a technical and economic standpoint.

(5) Additionally, the Board of Directors resolved to approve the granting by the Company of certain parent company guarantees in favor of the Contractors under the EPC Contract, in order to secure the performance of all payment obligations of Fértil Pampa under said contract. Such guarantees are structured in line with market standards for this type of project and shall in no event affect the Company's or its subsidiaries' ability to meet their financial commitments, nor alter their risk profile.

(6) Given that one of the guarantees will be granted in favor of SACDE S.A., a related party of the Company, and that the guaranteed amount exceeds 1% of the Company's net worth, on the date hereof the Audit Committee issued and approved, pursuant to Section 72 of the Capital Markets Law No. 26,831, a report on related-party transactions, in which it was stated that, in the opinion of the Audit Committee, the terms of the guarantee are reasonably framed within normal and customary market conditions. The opinion of the Audit Committee is available to shareholders who so request at the Company's registered office.

The Project constitutes a strategic initiative for the integration of the Company's business segments. It should be noted that the Project will require significant consumption of natural gas and electricity, which are critical inputs for its operation and will be supplied mainly by the Company. Together, the cost of such inputs accounts for approximately 70% of the Project's cost structure, which underscores the strategic relevance of its integration and efficient management, as well as its direct impact on the Project's competitiveness and economic sustainability.

Furthermore, given the structural deficit in the regional fertilizer trade balance, as evidenced by the high annual import volumes of urea in both Argentina and Brazil (South America imports approximately 11.5 million tons of urea per year), the Project will have a regional scope that will enable both the Company —through Fértil Pampa— and the Argentine Republic to position themselves as relevant players in the regional urea market. With a strong export profile, the Project will generate a sustained flow of foreign currency throughout its useful life, with expected exports exceeding US$24 billion and import substitution estimated at over US$16 billion, which would translate into a cumulative foreign exchange surplus in excess of US$40 billion.

In the current context of high imports from outside the region, the development of the Project is strategic, as it will contribute to import substitution, strengthen security of supply and reduce dependence on external sources. To date, supply is highly concentrated in Middle Eastern producers, which accounted for 34% of global urea exports in 2025, along with growing exposure to the volatility of international prices associated with armed conflicts. Accordingly, the Project will have a positive impact on the competitiveness and stability of the regional market, supporting the supply of a key input for the agro-industry.

Sincerely yours,

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María Agustina Montes

Head of Market Relations